Exhibit 99.1

DoubleDown Interactive to Hold Extraordinary

General Meeting on August 26, 2022

SEATTLE, WASHINGTON – July 21, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 152 Teheran-Ro, 13th floor, Gangnam-gu, Seoul on August 26, 2022 at 11:00 A.M., Korea Standard Time, or August 25, 2022 at 10:00 P.M. Eastern Time.

At the EGM, the Board of Directors of the Company (the “Board”) will present the following resolutions:

•

to re-elect each of In Keuk Kim, Joseph A. Sigrist, Ki Chul Kim, and Haenam Kim (each a current director of the Company with a term expiring in November 2022 and prior to the Company’s next Annual General Meeting in 2023), as a director of the Company for a new three-year term commencing on August 26, 2022 and ending on August 25, 2025;

•	to elect Whanlim Kim as a non-executive independent director of the Company for a three-year term commencing August 26, 2022 and ending on August 25, 2025; and

•	to approve the reduction of the Company’s capital reserve in the amount of KRW 70,000,000,000 pursuant to Article 461-2 of the Korean Commercial Code.

The Board has fixed the close of business on August 3, 2022, U.S. Eastern Time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice and to attend and vote at the EGM or any adjourned or postponed meeting thereof pursuant to the articles of incorporation of the Company currently in effect. Holders of American Depositary Share (“ADSs”), each representing 0.05 of a common share of the Company, who wish to attend the EGM in person or vote at the EGM, must deliver their ADSs to Citibank, N.A., the depositary of ADSs (the “Depositary”), for cancellation of and exchange their ADSs for the underlying common shares, which cancellation and exchange must be completed prior to the Record Date. Otherwise, holders of ADSs as of the Record Date may not attend in person or vote at the EGM, and instead, will need to instruct the Depositary as to how to vote the common shares represented by the ADSs following receipt of a notice and voting instructions from the Depositary, which will be mailed on or about August 11, 2022.

The Company’s two additional non-executive independent directors, Yanghoon Cho and Jaesung Chung, are not up for re-election at this time. Their current three-year terms will expire in May 2023. If elected by the requisite vote of the shareholders at the EGM, the Board expects to appoint Whanlim Kim as the third independent director on the Audit Committee.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com